UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

SPX FLOW, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation)	1-37393 (Commission File Number)	47-3110748 (IRS Employer Identification No.)

13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277
(Address of principal executive offices) (Zip Code)

Jaime M. Easley (704) 752-4400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
    SPX FLOW, Inc. (“Company,” “we,” or “our”) has prepared a Conflict Minerals Report, which is filed as Exhibit 1.01 hereto and is also publicly available on our website at www.spxflow.com.
    Through our Reasonable Country of Origin Inquiry (RCOI) described in our Conflict Minerals Report (CMR), some suppliers disclosed to us that scrap/recycled sources of tin, tantalum, tungsten or gold were identified in their supply chains and did not require due diligence. This determination is included in the conflict minerals information posted on our website.
Item 1.02.                                        Exhibit
    The Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.
Section 2 - Exhibits
Item 2.01.    Exhibits
    The following exhibit is filed as part of this report.

Exhibit Number	Description
1.01	SPX FLOW, Inc. Conflict Minerals Report for the period from January 1 to December 31, 2020

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX FLOW, INC.

Date: June 8, 2021	By:	/s/ Jaime M. Easley
Jaime M. Easley
Vice President, Chief Financial Officer and Chief Accounting Officer